SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02036942



MAY 17 2002
164

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E 5-1-02

For the month of May 2002

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated May 15, 2002.

Item 1

1094663.1

Wednesday May 15, 11:57 am Eastern Time

Press Release

SOURCE: RADA Electronic Industries Ltd.

RADA to Provide the Chilean Air Force (FACH) With an Advanced Debriefing Solution for Its New F-16 C/D Aircraft Purchase

NETANYA, Israel, May 15 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), has announced today that the Chilean Air Force has selected RADA for the supply of an Advanced Digital Debriefing Solution for its new F-16 C/D aircraft purchase. The solution consists of an airborne Digital Video, Audio and Data Recorder complimented with a Ground Debriefing Station (GDS) capable of presenting simultaneously the digital video recording synchronized with a 3-D computerized representation of all aircraft involved in the mission.

For the airborne digital recorder, RADA has chosen the digital solid state MDR-87 (Mission Data Recorder) produced by TEAC America Inc., which will include ACMI elements provided by Israel Aircraft Industries (IAI) MLM division. The MDR-87 will replace the base line F-16 Analog Hi-8mm Video, V-83 AVTR, also produced by TEAC America Inc.

The V-80/83 AVTR is installed on a majority of the F-16 aircraft worldwide. RADA will be the first company to replace the V-83 AVTR with a digital airborne recorder and provide a complete advanced digital debriefing solution for its customers.

Maj. General (Res.) Herzle Bodinger, RADA President & Chairman stated "RADA has previously provided a similar debriefing solution based on analog video recording for the F-5 aircraft of the Chilean Air Force, through an upgrade program of Israel Aircraft Industries (IAI) LAHAV division. We are proud to enable the Chilean Air Force to perform advanced integrated debriefing of its advanced F-16 and F-5 squadrons through RADA's debriefing solutions. We are certain that other Air Forces worldwide will recognize the benefits from having an advanced debriefing tool and will follow suit the Chilean Air Force".

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA, employs 100 people, many of which are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: ADAR AZANCOT - C.E.O.
RADA Electronic Industries Ltd.
Tel: 011-972-9-892-1109

SOURCE: RADA Electronic Industries Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)



By: ______________________
Herzle Bodinger, Chairman

Date: May 16, 2002